

October 11, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re: Quartet Merger Corp.**
> **Amendment No. 1 and 2 to Registration Statement on Form S-1**
> **Filed October 3 and 7, 2013**
> **File No. 333-191129**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please revise to disclose the paragraph of Rule 457 pursuant to which you calculated your registration fee. See the Note in the Calculation of Registration Fee section of Form S-1. Also, please tell us the authority on which you relied to register a new security for sale without paying an additional fee.

Prospectus Cover

2.   We note your response to prior comment 1; however, it is unclear how the detailed information in small, dense text is consistent with the requirements of Rule 421. Refer to the guidance in Updated Staff Legal Bulletin No 7 (June 7, 1999), including sample comments 17, 18 and 21 at the end of that bulletin. Please submit a revised prospectus cover.

Prospectus Summary, page 1

3.   Please expand your disclosure added in response to prior comment 4 to clarify the purpose in this offering of the dilutive rights. Currently, you merely compare your structure relative to other offerings rather than explain what you are seeking to achieve with the rights. For example, if you are concerned about dilution, it is unclear why you have included the rights as part of the offering.

        Also, please provide us support for your disclosure that the rights eliminate the dilution in other similar offerings "to a large degree." Since warrants can provide the registrant cash upon exercise and your rights do not, the basis for your disclosure is unclear.

Private Placements, page 3

4.   Please expand your response to prior comments 6 and 8 to explain how the private placement discussed in your response constitutes a distribution, and explain how that distribution is a concurrent distribution with your public offering. Also show us your calculations of the restricted periods for the private placement. Cite all authority on which you rely. In your response, provide a clear analysis of whether you believe you are conducting two unregistered transactions or one; ensure that your response includes the number of times that you will close a transaction in which shares will be sold without registration.

5.   Please provide us support for your statement regarding "hundreds of similar offerings" in the third paragraph of your response to prior comment 6. Include in your response reference to transactions in which the same security offered in a public offering was purchased in an unregistered transaction by the underwriter of the public offering at closings tied to the closing of the public offering.

Limited Payments to Insiders, page 9

6.   We note your revisions in response to prior comment 9; however, your disclosure in the second full paragraph on page 66 and first full sentence on page 77 still indicate that there is no limit on the amount of out-of-pocket expenses reimbursable by you. Please revise.

If we determine to change our acquisition criteria . . ., page 17

7.   Refer to your response to prior comment 11:
        •   Please revise this risk factor to explain the risk of liability under the federal securities laws if you elect to deviate from the terms that you disclose in this prospectus.
        •   If your reference to "third parties" means your affiliates, please revise to clarify.
        •   Please highlight in this risk factor the material terms that could be amended without shareholder approval.

We may not be required to obtain an opinion from an independent…, page 29

8.   Given the last sentence in this risk factor, please clearly address in your disclosure the potential conflict as noted in comment 35 of our letter to you dated August 29, 2013.

Use of Proceeds, page 34

9.   Please expand your response to prior comment 10 to address your assets if the over-allotment option is not exercised.

Quantitative and Qualitative Disclosures about Market Risk, page 45

10.   Please revise this section consistent with your response to prior comment 21.

Sources of Target Business, page 49

11.   Your response to prior comment 22 appears to focus on a conflict with a fiduciary duty; however, the comment addressed the conflict that the underwriter appears to have when providing services to you under the agreement now filed as exhibit 1.2. It appears that the underwriter has an incentive to ensure that a transaction occurs in order to receive its 3.75%, to ensure that its rights do become worthless, and to preserve the value of its equity. It appears that these incentives could affect the services provided under the agreement relative to the services provided by someone that does not have such incentives. Please add risk factor disclosure as appropriate.

Principal Stockholders, page 72

12.   Please demonstrate how your response to prior comment 26 reflects the definition of "equity securities" under Rule 405. It remains unclear whether you have provided all disclosure required by Regulation S-K Item 403(b) if you do not include disclosure regarding management's ownership of rights.

Rights, page 79

13.   Please note that prior comment 29 related to conversion in connection with amendment of your charter; however, your response and disclosure address conversion in connection with a business combination. Please clarify.

14.   We note your disclosure that there are no contractual penalties for failure to deliver securities to the holders of the rights. We also note that exhibit 5.1 does not opine on whether specific performance is available. With a view toward appropriate disclosure, including risk factors, please tell us what remedies are available to investors if you do not deliver the shares.

15.   Please tell us which exhibit includes the provision in the third sentence of this section.

Underwriting, page 83

16.   Please provide your analysis of why you believe this transaction is properly characterized as involving a firm commitment underwriting given that the third paragraph of exhibit 10.7 appears to indicate that the underwriter can determine that additional units must be purchased in an unregistered transaction based on "market conditions."   Include in your response an explanation of why market conditions or an inability to market the registered offering will have an effect on or otherwise release the underwriters from their purchase obligations.

17.   Please provide us your analysis of how the obligation to "contribute back" securities as mentioned in the first paragraph on page 3 of exhibit 10.7 does not constitute an impermissible "tie-in" agreement in violation of Regulation M and Section 10(b) and Rule 10b-5 under the Exchange Act. Also provide your analysis of whether the obligation to "contribute back" affects whether the securities have come to rest and whether the distribution is continuing for purposes of Regulation M.

18.   Please substantially expand your response to prior comment 8 to provide a detailed explanation of whether and how the unregistered transaction will have an effect on the market price of the securities being offered in the registered transaction. See the last sentence of prior comment 8. Also include in your response the effect on your analysis under Regulation M and Sections 9(a)(2) and 10(b) of the Exchange Act of (1) the underwriter's ability to decide whether to engage in the registered transaction, which registered transaction appears to be tied to the underwriter's obligation to purchase securities in the unregistered transaction, and (2) the underwriter's ability to determine whether the over-allotment option is exercised in the registered transaction and thus affect the size of the unregistered transaction in which the underwriter is participating.

Exhibits

19.   Please tell us how exhibits 1.1 and 1.2 reflect the waiver from the underwriter mentioned in the second sentence on page 56.

Exhibit 1.1

20.   Please file Exhibit A.

Exhibit 3.4

21.   Please tell us how this exhibit and exhibit 10.2 provide for conversion of the public shares into a portion of the trust account in connection with a vote to amend this exhibit as you disclose on page 57.

22.   Refer to section D of the sixth article. Please tell us how your reference to "at least" $5 million is consistent with the "in excess of" language in Rule 3a51-1. In this regard, please tell us how this section clarifies whether the $5 million is measured before or after the 3.75% payment mentioned in section 1(b) of exhibit 1.2.

23.   Refer to section E of the sixth article.

- Given that the Termination Date is determined by reference to the "later date," it appears that the trust liquidation will occur after 24 months, not 18 months. Please revise or advise.
- The last sentence of the section appears to indicate that the amount per share to be paid from the trust is determined by dividing the amount in the trust by all outstanding common shares, rather than merely the shares sold in this registered offering outstanding at the time. Please reconcile with your disclosure in the last paragraph on page 12 and similar disclosure throughout your prospectus

24.   Please tell us why the indemnification exception for your CEO mentioned on page 71 is included only in article eighth A given the language in article eighth B.

Exhibit 5.1

25.   Refer to the paragraph numbered "2" in this exhibit. Please tell us why and how the rights must be "authenticated." Also tell us why you believe this condition in the opinion is necessary and appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.
 Graubard Miller